Schering to co-operate with Valentis in gene-based therapeutic research

Berlin, December 20, 2002 - Schering AG, Germany (FSE: SCH, NYSE: SHR), and US-based company Valentis, Inc. (Nasdaq: VLTS) announced today a multi-product license and option agreement to develop and commercialize gene-based therapeutic products. Under terms of the agreement Schering will obtain exclusive, world-wide rights to Valentis' PINC(TM)polymer based synthetic gene delivery and the GeneSwitch(R)gene regulation technologies for use with up to two genes proprietary to Schering, and an option for non-exclusive rights to the PINC technology for a third gene. Schering will make an initial payment of US $ 1.1 million in cash to Valentis in license and option fees. Additional financial details were not disclosed.

"Valentis brings us unique technologies in gene delivery and gene expression regulation which we intend to use for the creation of new innovative gene-based therapeutics," stated Dr Joachim-Friedrich Kapp, Head of Specialized Therapeutics at Schering Group. "We are glad to expand our activities in gene therapy with this project following our recent acquisition of Collateral Therapeutics."

"We are pleased to have the opportunity to work with Schering AG, because of their clear commitment to the field of gene-based therapeutics," stated Dr Benjamin F. McGraw, III, President and Chief Executive Officer of Valentis.

END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:

Media Relations: Jeanine O'Kane, T:+1-973-487 2095, jeanine_O'kane@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng